Exhibit 99.1

news release

Hydro One posts proposed new executive compensation framework

TORONTO – February 14, 2019 – Hydro One announced today, in accordance with the Hydro One Accountability Act, that it has posted its proposed executive compensation framework on the company’s website.

This posting is now open for public comment and ultimately requires the approval of Ontario’s Management Board of Cabinet (approval has not yet been received).

The new framework can be viewed at www.hydroone.com/compensation.

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, over C$25 billion in assets and 2017 annual revenues of nearly C$6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network through Hydro One Telecom Inc. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

For additional information:

Media: Jay Armitage, Corporate Communications, media.relations@hydroone.com, 416-345-6868

Investors: Omar Javed, Investor Relations, investor.relations@hydroone.com, 416-345-5943